Aetna Life Insurance and Annuity Company
                    Code Section 408A "Roth IRA" Endorsement

This Endorsement is used to enable this Contract to meet the qualification requirements for a Roth Individual Retirement Annuity under Code Section 408A. The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.

1. Section 5.03(e), Purchase Payments, is deleted in its entirety and restated as follows:

      Purchase Payments must be in cash and, except for rollover contributions as permitted by Code Section 408A(e), the total of such contributions cannot exceed $2,000 for any individual for any taxable year. Aetna will maintain an asset account for crediting IRA contributions as described in Code Section 408A.

      Contributions that exceed limitations may either be refunded to the Contract Holder or applied to the following calendar year's contribution, as permitted by the Code. Aetna assumes no responsibility for tax consequences that may result from excess contributions that are not refunded to the Contract Holder.

2.    Delete Section 5.03(g) in its entirety and replace it with the following:

      Termination of Contract: Upon 90 days written notice to the Contract Holder, Aetna may terminate the Contract Holder's Contract if no Purchase Payments have been received for three full consecutive years and the paid-up Annuity benefit at maturity would be less than $20 per month.

3.    Add the following to Section 5.03(h):

      Aetna is required by law to report any surrender to the Internal Revenue Service. Surrenders are reported as fully taxable to the Contract Holder, unless they are considered qualified distributions within the meaning of Code Section 408A(d)(2), in which case they shall be reported as non-taxable.

      The Contract Holder or beneficiary must notify Aetna in writing when a lump sum payment or Annuity payments are to commence. Aetna will not be responsible for compliance with the Code Section 401(a)(9) minimum distribution requirements and for any adverse tax consequences that may result.

4.    Delete Section 5.03(I) and replace it with the following:

      5.03(i) Minimum Distribution Requirements

      (1) General Requirement: The distribution of the Contract Holder's Current Value shall be made in accordance with Code Section 408(b)(3), except that the rules of the Code Section401(a)(9)(A) and the incidental death benefit requirements of Code Section 401(a) shall not apply.

      (2) Minimum Death Benefits: If the Contract Holder dies before his or her entire Current Value is distributed, the entire remaining balance will be distributed as follows:

      (A) the Contract Holder dies on or after the date distributions have begun, the entire remaining balance must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Holder's death.


EIRA-ROTH-97(NY)

      (B) If the Contract Holder dies before distributions have begun, the entire remaining balance must be distributed as elected by the Contract Holder or, if the Contract Holder has not so elected, as elected by the beneficiary or beneficiaries, as follows:


      (i) by December 31st of the year containing the fifth anniversary of the Contract Holder's death; or

      (ii) in equal or substantially equal payments over the life or life expectancy of the designated beneficiary or beneficiaries by December 31st of the calendar year following the calendar year of the Contract Holder's death. If, however, the beneficiary is the Contract Holder's surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Contract Holder would have turned age 70-1/2.

      5. Add the following Section 5.03(j) Spousal Beneficiary. If the Contract Holder dies before Annuity payments begin, a spousal beneficiary may elect an Annuity option, a lump sum payment or to treat the Contract as his or her own IRA. The election to treat the Contract as his or her own IRA will be deemed to have been made if such surviving spouse makes a rollover to or from such Contract, or fails to elect to receive a distribution in accordance with (B) above.


      6. Add the following Section 5.03(k) Life Expectancy: Life expectancy is computed by use of the expected return multiples in Tables V of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity Option may not be recalculated.

      7. Add the following Section 5.03(l) Annual Reports:

      Aetna will furnish annual calendar year reports concerning the status of the Contract.

      8. Add the following Section 5.03(m) Right to Cancel:

      The Contract Holder may cancel the Contract within 10 days of receiving it by returning it to Aetna or to the person from whom it was purchased. Within seven days from the cancellation request, Aetna will return all the Contract Holder's Purchase Payments.

      9. Add the following Section 5.03(n):

      The following Sections 5.04 and 5.05 of the Special Provisions do not apply to this Contract.

      10. Delete the first paragraph of Section 4.01. "Choices to be Made" and replace with the following:

      An Annuity Option may be elected by telling Aetna to pay all or any portion of the Current Value (minus any premium tax) as a premium for an Annuity under Option 2, 3, 4 or 5 (see 4.06). The first Annuity payment must generally be made no later than the first day of the month following the Annuitant's 75th birthday. Aetna may be told to make the first Annuity payment during any prior month.

Endorsed and made a part of the Contract as of the Effective Date.


EIRA-ROTH-97(NY)

                                    /s/ Thomas J. McInerney
                                    -----------------------
                                    President
                                    Aetna Life Insurance and Annuity Company

EIRA-ROTH-97(NY)